David I. Silverman

+1 212 479 6739

dsilverman@cooley.com

January 7, 2020

Via EDGAR and Electronic Mail

Ms. Kathleen Krebs and Mr. Jeffrey Kauten

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Instructure, Inc.

Definitive Proxy Statement on Schedule 14A

Submitted January 2, 2020

CIK No. 0001355754

Ladies and Gentlemen:

On behalf of Instructure, Inc. (“Instructure” or the “Company”), the following information is in response to a letter, dated January 3, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on January 2, 2020 (the “Schedule 14A”). Contemporaneously, we are submitting the Company’s amended Definitive Proxy Statement on Schedule 14A via Edgar (the “Amended Proxy Statement”) responsive to the comments set forth in the letter from the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience we have incorporated the comments from the letter from the Staff into this response letter (in bold). Page references in the text of this response letter correspond to the page numbers in the Amended Proxy Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Proxy Statement.

The Merger

Background of the Merger, page 26

1.

You disclose that, when designating Kevin Thompson as a member of the Strategic Action Committee on July 17, 2019, the board considered “his role as the Chief Executive Officer of SolarWinds Inc., a public company that had been taken private by Silver Lake Partners and Thoma Bravo in 2016.” Disclose the board’s consideration that Mr. Thompson is currently the Chief Executive Officer and a director of SolarWinds Corporation, a public company that is controlled by Thoma Bravo, LLC and Silver Lake Group, L.L.C. Also disclose the board’s consideration of this fact when designating Mr. Thompson as a member of the Transaction Committee on October 22, 2019.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 26 and 29 of the Amended Proxy Statement.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com

January 7, 2020

Page Two

2.

We note your disclosure on page 54 that the management projections were revised on multiple occasions, including November 1, November 26 and December 2 to 3, 2019. Please clarify the reasons for each revision, whether each revision increased or decreased the company’s valuation and disclose the extent to which parties who expressed interest throughout the process received the updated management projections.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 34 through 37 of the Amended Proxy Statement.

Management Projections, page 54

1.

In your earnings release furnished on a Form 8-K on October 28, 2019, you disclosed revenue expectations of $67.8 million to $68.8 million for the fourth quarter of 2019 and $257.1 million to $258.1 million for the year ending December 31, 2019. Please disclose the reasons why, by November 1, 2019, your management projections used in connection with the strategic process and financial analysis of the company estimated revenue of $238 million for the year ending December 31, 2019. Also revise the Background of the Merger to discuss the changes in revenue projections from those disclosed on October 28, 2019.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 31, 49 and 50 of the Amended Proxy Statement to include a further discussion of the management projections, which were in-line with the estimate included in Instructure’s earnings release furnished on a Form 8-K on October 8, 2019, but excluded the future financial performance of the Bridge segment.

Interests of Instructure’s Directors and Executive Officers in the Merger, page 56

2.

Please disclose that Mr. Thompson is currently the Chief Executive Officer and a director of SolarWinds Corporation, a public company that is controlled by Thoma Bravo, LLC and Silver Lake Group, L.L.C.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Amended Proxy Statement.

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Please contact me at (212) 479-6739 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

David I. Silverman

cc:	Matthew Kaminer, Chief Legal Officer and Secretary, Instructure, Inc.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com